RECEIVED
2008 APR 23 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

22nd April 2008

By Courier

[redacted]

08002708

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 21st April 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
MAY 27 2008
THOMSON REUTERS

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

5/21

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel: (852) 2529 5652 Fax: (852) 2529 5067
M:\CS\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

ANNOUNCEMENT OF 2007 ANNUAL RESULTS

HIGHLIGHTS

	2007	2006	Change
	HK$'000	*HK$'000*	%
Turnover	**7,953,798**	6,851,023	+16.1%
Gross Profit	**3,026,476**	2,543,945	+19.0%
Profit before taxation	**2,598,891**	1,736,712	+49.6%
Profit attributable to shareholders	**2,007,262**	1,257,778	+59.6%
Proposed final dividend per share	**HK43 cents**	HK30 cents	+43.3%
Earnings per share – Basic	**HK$1.98**	HK$1.30	+52.3%
– Diluted	**HK$1.97**	HK$1.29	+52.7%

BUSINESS REVIEW

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that the Company and its subsidiaries ("the Group") recorded a turnover of HK$7,954 million for the year ended 31st December 2007, an increase of 16.1%. Profit attributable to shareholders rose 59.6% to HK$2,007 million. The increase in profit was mainly attributable to the robust growth in all principal businesses and the exceptional gain of HK$155 million derived from the disposal of its automobiles and parts business.

For the real estate business, the acquisition of Shanghai Urban Development (Holdings) Co. Ltd. ("Shanghai Urban Development") was completed in late 2007, and its results will be consolidated in the Company's accounts in 2008.

Infrastructure facilities business contributed HK$355 million of profit to the Group. The toll revenue from Shanghai-Nanjing Expressway and Yongjin Expressway increased 22.3% and 32.3% respectively, while the consolidated sales revenue from General Water of China Co. Ltd. ("General Water of China") was 33.9% higher than the previous year.

As for the medicine business, steady growth was maintained for the various pharmaceutical products of the Group during the year with turnover increasing by 15.9% and generated HK$175 million of profit for the Group.

Remarkable growth was recorded for the results of the Group's consumer products business which contributed HK$966 million of profit. Record high results were achieved by both Nanyang Brothers Tobacco Co. Ltd. ("Nanyang Tobacco") and The Wing Fat Printing Co. Ltd. ("Wing Fat Printing"), and profit of Bright Dairy and Food Co. Ltd. ("Bright Dairy") increased by 32.57% over last year.

Real Estate

In 2007, the Company acquired a total of 59% equity interest in Shanghai Urban Development for a total consideration of HK$3,860 million in two transactions. The transactions were completed before the end of 2007 respectively. The operating results of Shanghai Urban Development will be consolidated into the accounts of the Company in 2008. Profit contribution from the real estate business during the year 2007 was immaterial.

During the year, a number of development projects of Shanghai Urban Development made good progress. Sales of Yi Town (逸郡) in Lot E of Urban Cradle（萬源城）, commencing between February and June 2007 in four phases, was well-received by the market. A total of 725 residential suites with an aggregate area of approximately 100,000 square meters were pre-sold, realizing pre-sale proceeds approximating HK$1,200 million. The second-hand market price of development projects surrounding the property has reached approximately HK$17,000 per square meters.

Urban Development International Tower (城開國際大廈), a grade A office building project situated at the junction of Hongqiao Road and Guangyuan West Road in Xujiahui, was completed in June 2007. This is the first office-building project of Shanghai Urban Development. As at the end of December 2007, 93% of the building was successfully let. Tenants included well-known companies.

2007 is the second year for which Shanghai Urban Development has entered into the real estate market of Hefei. The Phase One of Rose City (玫瑰紳城) Project, with a saleable residential area totaling 130,000 square meters, commenced construction in July 2007 and topping-off of all buildings of Phase One took place in December. Pre-sale is expected to commence in June 2008.

The Changsha Toscana (托斯卡納) Project has a total saleable residential area of 176,500 square meters. Among the 207 residential suites with a saleable area of 51,200 square meters in Phase One, a total of 190 suites were pre-sold at the end of 2007, representing a sales ratio of 92%. As at the end of 2007, the Toscana Project realized pre-sale proceeds of HK$300 million which will be accounted for as turnover upon completion.

For the Kunshan Kuncheng Dijing Garden (昆山琨城帝景園) Project, sale of the Phase One high-rise buildings commenced in November 2007. As at the end of 2007, 117 suites out of the 137 suites offered were sold. Following topping-off of 33 villas in Phase One of Kuncheng Dijing Garden (琨城帝景園) in May 2007, and with their external decoration works completed in September, the stage of laying urban pipelines such as electricity, gas and water had commenced at the year-end.

In 2007, based on requirements from relevant government authorities, Shanghai Urban Development fine tuned its preliminary plans for the Xujiahui Centre (徐家滙中心) Project. These requirements covered such aspects as planning targets, urban facilities, city scenery as well as transportation network for the whole Xujiahui Centre area. The Company also actively assisted the government to conduct in-depth studies on the mode of development and land bank planning for the whole 13.2 hectares of land occupied by Xujiahui Centre. It also conducted financial analysis and feasibility studies in respect of various proposals.

In order to perfect its land bank and project system and ensure sustainable development of the enterprise in the long run, Shanghai Urban Development conducted in-depth analysis and study of several real estate projects in 2007 in accordance with its established strategies. These included expanding mainly into municipalities directly under the central government and provincial capital cities along the Yongtze River, placing equal emphasis on residential and commercial properties, and conducting development and holding for investment of its land bank. Among such projects, significant progress was made in the Wuxi Lihu Technology Building (無錫蠡湖科技大厦) Project. In November 2007, Shanghai Urban Development successfully acquired the Wuxi Lihu Technology Building (無錫蠡湖科技大厦) Project, which has a site area of approximately 24,041 square meters and a gross floor area of approximately 191,660 square meters, for a consideration of approximately HK$450 million. The Project, situated at the core area of Wuxi Lihu Economic Development Area and approximately 300 meters from Lake Tai, is planned to be a large scale and high-end commercial complex with a comprehensive product line including five-star hotels, service apartments, high-end offices and shops etc.

In June 2007, Shanghai Urban Development and Baohe District and Hefei City Planning Bureau entered into a skeleton agreement to jointly develop the South Second Ring Road Project at Huizhou Road, Hefei, Anhui Province. Situated at the junction of the Hefei old

city and the lake rim new city area under construction, the project occupies a site area of 120,000 square meters, and is earmarked for commercial, hotel, office and residential developments with a total gross floor area approximating 400,000 square meters.

Infrastructure Facilities

In 2007, the Group's profit from infrastructure facilities amounted to HK$355 million, accounting for 22.3% of the Net Business Profit* of the Group. Toll revenue from Shanghai-Nanjing Expressway and Yongjin Expressway increased by 22.3% and 32.3% respectively. The consolidated sales revenue of General Water of China increased by 33.9% last year. The profit contributed by infrastructure facilities increased by 6.6% after deduction of the gain on disposal of a project and the dividend income therefrom in 2006. With the completion of the widening works of Shanghai-Nanjing Expressway (Shanghai Section) by the end of 2008 from a four-lane to eight-lane carriageway, there will be considerable room for toll revenue growth from the infrastructure facilities segment.

Toll Roads

Shanghai-Nanjing Expressway (Shanghai Section)

Buoyed by the economic boom in China, car ownership continued to increase. This, coupled with the completion of the widening works of Shanghai-Nanjing Expressway (Jiangsu Section), the total traffic flow of Shanghai-Nanjing Expressway (Shanghai Section) grew to 25.50 million vehicles in 2007, of which passenger vehicles and goods vehicles accounted for approximately 75.91% and 24.09% respectively. Annual toll revenue increased by 22.3% to HK$338 million. The widening works of Shanghai-Nanjing Expressway (Shanghai Section) from a four-lane to eight-lane carriageway were in orderly progress and is scheduled for completion by the end of 2008. In 2007, the Group was given compensation by the government and toll revenue amounting to HK$470 million for the alteration and expansion works. In accordance with the compensation system relating to shortfalls from the toll revenue cap, when the amortization of franchise calculated using the traffic flow method increases yearly, the project company's profit will inevitably decrease slightly comparing with the corresponding period of the preceding year. The profit of Shanghai-Nanjing Expressway was HK$362 million in 2007, representing an increase of 3.4% from last year.

After completion of the alteration and expansion works of Shanghai-Nanjing Expressway (Shanghai Section), the service capacity of the Expressway will be enhanced significantly. This will enable it to cope with the rapid increase in the demand for passenger transportation in the Yangtze River Delta region. The traffic flow and toll revenue of the Section are expected to rise to a large extent.

Yongjin Expressway (Jinhua Section)

Since its completion and opening at the end of 2005, the project company of Yongjin Expressway (Jinhua Section) has organized different marketing activities to promote the usage of the Expressway. Signs showing the way to the Expressway were added in the urban areas and road junctions along the route of the Expressway. Road network maps were distributed at the exit of the shroff offices and information such as driving guides were distributed in the serviced areas so as to familiarize the drivers with the roads and main streets adjacent to Yongjin Expressway. Traffic flow continued to increase. In 2007, the total traffic flow reached 4.2 million vehicles, of which passenger vehicles accounted for a larger percentage of approximately 62.25%. Annual toll revenue increased by 32.3% to HK$142 million. However, as interest rates increased several times in China during the year and bank loans increased in order to pay the latter stage construction costs, interest expenses in 2007 increased by more than HK$10.74 million over the last year. This, together with the increase in depreciation by nearly HK$14 million, offset most of the growth in toll revenue. The project company still incurred losses in 2007. Measures are taken to improve the situation.

Ningbo Round-the-City Expressway, West Route, an artery intersecting with Yongjin Expressway, was completed and opened at the end of December 2007. The toll preference enjoyed by container vehicles formerly using certain entrances and exits of the route was cancelled and the container vehicles had to enter and exit Yongjin Expressway (Jinhua Section) through the Caizhai shroff office. Moreover, Zhuyong Expressway is scheduled to open in the second half of 2008, and this is anticipated to have positive impacts on the traffic flow of Yongjin Expressway (Jinhua Section).

Water Services

Through continuing expansion, General Water of China has gained recognition among members of the industry in China. From its inception in 2003 to 2007, the company has been ranked by H2O-China.com as Top Ten Influential Water Service Companies for five consecutive years. As at the end of 2007, General Water of China has set up 14 project companies in nine districts with a total daily capacity of 4,543,000 tonnes. With total assets of HK$5,200 million, the company's annual revenue from principal business reached HK$466 million for the year, representing an increase of 33.9% over the corresponding period of the preceding year. In 2007, General Water of China focused on deepening the refinement of management of the projects in operation and strengthening the management of projects under construction to ensure quality and smooth progress of the construction works.

For the water supply business of General Water of China, General Water of China (Bangbu) Co. Ltd. ("Bangbu GWC") and General Water of China (Xiamen) Co. Ltd. ("Xiamen

GWC") expanded the coverage of their services by expansion of facilities and actively developing new customers. After commencement of production of their expanded facilities, the daily production scale of Bangbu GWC increased to 430,000 tonnes and that of Xiamen GWC also increased to 1,200,000 tonnes, leading to an increase in daily water production capacity by a total of 210,000 tonnes. General Water of China (Xiangtan) Co. Ltd. proposed the second adjustment of water supply price on the basis of proposals approved in 2005. Approval is expected by the end of 2008. Bangbu GWC was also actively negotiating with relevant authorities in respect of the adjustment of water supply price. A water supply price hearing was held in 2007. Endeavors will be made to achieve adjustment of price in 2008.

Among the seven sewage treatment projects of General Water of China, the General Water of China (Xiamen) Sewage Treatment Co. Ltd. ("Xiamen GWC Sewage") and General Water of China Wenzhou Zhenyuan Co. Ltd. ("Wenzhou GWC Zhengyuan") projects have been completed and are in operation, while General Water of China (Chongqing) Co. Ltd. and General Water of China (Huzhou) Co. Ltd. were put into trial operation in the second half of 2007. The sale revenues of Xiamen GWC Sewage and Wenzhou GWC Zhengyuan were HK$233 million and HK$41.78 million respectively in 2007. Moreover, the construction works of General Water of China (Wenzhou) Co. Ltd. and General Water of China (Shenzhen) Co. Ltd. were approaching their final stage at the end of 2007.

As for its water source business, General Water of China presently owns two reservoirs situated at Tiger Lake, Huzhou and Wuhuashan, Suifenhe respectively. The construction works of Tiger Lake reservoir in Huzhou mainly involved flood control and water supply in a capacity of 200,000 tonnes per day with pipelines having a total length of 39.7 kilometers. The total investment in the construction works is estimated to be approximately HK$824 million. The invitation for tender of the construction works completed in November 2007 and the reservoir is expected to be in use in the first half of 2008. In respect of the Suifenhe GWC project, the Company planned to carry out the Wuhuashan reservoir construction works and build a new water plant. Preliminary works commenced in the first half of 2007 and completion and commencement of production are expected in 2010.

Medicine

The medicine business contributed HK$175 million profit to the Group, accounting for approximately 11.0% of the Group's Net Business Profit*. After deducting the exceptional item last year, profit from the medicine business increased by 7.3% over the preceding year. During the year, the pharmaceutical business in China was still affected by product lowering prices and rising costs. Nevertheless, the overall operating environment was becoming more favorable. Steady growth was maintained for the sales of various product series of the major subsidiaries of the Company. Overall turnover increased by 15.9% to HK$4,322 million.

In May 2007, the Company announced that the Group will inject the 55% equity interest in

Chia Tai Qingchunbao Pharmaceutical Co. Ltd. ("Hangzhou Qingchunbao"), 51.0069% equity interest in Hangzghou Huqingyutang Pharmaceutical Co. Ltd. ("Huqingyutang Pharmaceutical"), 24% equity interest in Hangzhou Huqingyutang Drugstore Co. Ltd., 55% equity interest in Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. ("Liaoning Herbapex") and 61% equity interest in Xiamen Traditional Chinese Medicine Co. Ltd. ("Xiamen TCM") to Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical") for a total consideration of RMB1,515 million (equivalent to approximately HK$1,619 million). SI Pharmaceutical would pay the consideration by raising funds through the placement of 107,220,000 new shares, of which the Company would subscribe for 46,770,000 shares at RMB14.13 per share. The transaction is being reviewed by relevant government authorities. Upon completion of the reorganization, the Group would basically have its pharmaceutical assets concentrated in SI Pharmaceutical, further improving the revenue from principal business and cash flow of SI Pharmaceutical and significantly enhancing its business scale. As at the end of 31st December 2007, SI Pharmaceutical had total assets of RMB3,186 million (equivalent to approximately HK$3,404 million), and its annual turnover and net profit was RMB2,850 million (equivalent to approximately HK$3,045 million) and RMB138 million (equivalent to approximately HK$147 million), representing an increase of 10.1% and 30.5%.over the corresponding period last year.

Chinese Medicine and Health Food

In 2007, the sales of Hangzhou Qingchunbao increased by 6.1% to HK$898 million, of which the sales of Qingchunbao health food accounted for 36.6%. During the year, the "Qingchunbao Yongzhen Tablets" achieved rapid sales growth by 25.5%, amounting to HK$39 million while the "Qingchunbao Anti-ageing Tablets" was recorded a sales of HK$252 million. Hangzhou Qingchunbao will continue to consolidate its position in the Jiangsu, Zhejiang and Shanghai health food markets with gradual expansion into other province. During the year, "Shen Mai Injection" and "Dan Shen Injection" in the "Dengfeng" drug series achieved a turnaround in sales of HK$300 million and HK$125 million respectively.

During the year, the sales of "Huqingyutang Stomach Rejuvenation Tablets" amounted to HK$87.79 million and that of "Huqingyutang Qiangli Pipa Syrup" was HK$34.16 million, representing a growth of 10.0% and 16.6% respectively over the previous year. Nevertheless, affected by negative reports made by the media, market confidence in the herba dendrobium products still remained low. The sales of the "Huqingyutang" health food were therefore directly affected and the growth in sales of its drug series was offset. Annual turnover of Huqingyutang Pharmaceutical was HK$253 million, representing an increase of 3.4% from last year.

The sales of Xiamen TCM grew by 17.3% to HK$152 million in 2007. Among the

company's "Dinglu" drug series, the sales of "Babaodan" grew rather rapidly to HK$18.64 million, representing an increase of 54.8% over the same period last year. The sales of "Xinhuang Tablets" grew by 15.2% to HK$90.22 million. Xiamen TCM's plant relocation will be completed before the end of 2008. The whole project requires HK$174 million. The design production capacity and production facilities of the new production plant will be able to better meet the business development requirements of the company.

In 2007, the sales of Liaoning Herbapex resumed growth and increased by 18.1% over the corresponding period last year to HK$170 million. However, affected by lowering prices of its main product "Herbapex Rupixiao", profit margin dropped accordingly.

Biomedicine

The mode of marketing of medicinal products ofGuangdong Techpool Pharmaceutical Co. Ltd. ("Guangdong Techpool") was well recognized by the medical profession. The sales of "Techpool Luoan" grew by 47.6% over last year to HK$198 million, boosting the annual turnover of the company by 57.2% to HK$299 million, of which domestic sales accounted for 91%. In order to further expand its product market, Guangdong Techpool increased sales expenses During the year under review. In addition, raw material price increases and State designated decreases in some product prices led to increase in costs and a moderate decline in profit margins. Guangdong Techpool will continue to deepen and strengthen academic support, and will pay attention to and accelerate marketing and sales in the undeveloped A-grade hospital market.

Guangdong Techpool's new product "Kai Li Kang" is a State Category 1 new drug highly specialized for clinical treatment of cell infarct which requires longer induction and marketing efforts. Guangdong Techpool is committed on delivering quality products, focus its efforts to penetrate 3A hospitals, and promote sales through the endorsements of academic authorities regional leading hospitals. In the coming year, Guangdong Techpool will focus on promoting the sales of "Kai Li Kang", making it a professional brand name, while maintaining sustained growth for "Techpool Luoan". It will thoroughly develop the existing product types as well as actively launch new products and expand into new markets.

Chemical Medicine

In 2007, consolidated turnover for Changzhou Pharmaceutical Co. Ltd. ("Changzhou Pharmaceutical") reached HK$1,390 million, representing an increase of 27.3% over the last year. Of this, sales of raw pharmaceuticals and drugs accounted for HK$369 million and the balance was attributable to medicine circulation. In the beginning of 2007, one of its subsidiary, Changzhou Pharmaceutical Factory was approved as one of the first 10 enterprises in China designated for the production of basic pharmaceuticals used in urban

communities and villages, with one of the basis pharmaceuticals reached a sales value of HK$55.01 million, representing an increase of 17.8% over last year.

Changzhou Pharmaceutical will study and discuss how it optimizes and adjusts the production process of its existing raw pharmaceuticals and pharmaceutical products, and determine its optimization strategies and implementation plans step by step. This may include channel management, accounts receivable management, setting-up of management and sales teams and incentives to and appraisals for the teams. It will promote sales of the company's products by strengthening invitation for tender of pharmaceutical products, increasing the number of sales outlets, making use of academic activities and conduct marketing with an entrepreneurial approach.

Medical Equipment

During the year under review, Shanghai Medical Instruments Co. Ltd. ("Shanghai Medical Instruments") cut down import/export agency business and production of non-medical equipment in order to centralize its resources. Although this led to a decrease in turnover by 6.3% to HK$549 million, overall profits increased by 22.9%.Through updating product designs for the EL and 2F series of shadowless lamps, the company was able to lower the product costs obtained considerable purchase orders from the government, resulting in an increase in sales of 30.9% to HK$26.08 million. In the coming year, the company will focus on expansion in both domestic and foreign markets. In addition to consolidating its position in the existing domestic markets and raising the rate of successful tenders offered by the government, the company will also actively expand its sales in the international market, especially new markets such as Egypt, Indonesia, Vietnam and Russia.

Products of MicroPort Medical (Shanghai) Co. Ltd. continued to maintain rapid sales growth. The sales of its main products, coronary stent raised by 73.8%. However, due to intensive market competitions and lowering prices, part of the increase in turnover brought by growth in sales has been offset. In January 2008, the second generation drug-eluting stent developed by the company also obtained the Launch Approval Certificate from the State Food and Drug Administration.

Consumer Products

Turnover for the consumer products business increased by 15.7% over the preceding year to HK$3,294 million, while its profits increased by 70.5% to HK$966 million, accounting for 60.9% of the Group's Net Business Profit*. The increase in profit is mainly due to outstanding performance of various enterprises in the consumer products business. Nanyang Tobacco and Wing Fat Printing both achieved record results with significant increase in profit and profit contributed by Bright Dairy also increased by 32.57%. The increase was attributable to an exceptional gain of HK$155 million arising from the disposal of

non-controlling equity interest in Shanghai Huizhong Automotive Manufacturing Co. Ltd. ("Huizhong Automotive"), Shanghai Wanzhong Automotive Components Co. Ltd. and Shanghai SIIC Transportation Electric Co. Ltd. in 2007 for a consideration of RMB1,605 million which boosted the operating results of the Group's consumer products business.

Nanyang Tobacco

In 2007, Nanyang Tobacco achieved record results with turnover reaching HK$1,916 million, an increase of 17.0% over the previous year. Net profits amounted to HK$425 million. Of this, sales in the duty-free market grew by 47%, sales in the China market grew by 44% and sales in the Macau market grew by 57%. The increase in turnover resulted in record profits for the company.

In recent years, growth in the duty-free market has been encouraging. This is mainly due to the company's competitive pricing products versus other brand as well as its timely and stable source of supply. Increased efforts on advertising have also enhanced market awareness of the company's products. Nanyang Tobacco will develop new regional products based on the culture, consumer taste characteristics and smoking preferences of specific regional markets.

In recent years, with the emergence of advanced skills and technologies, Nanyang Tobacco is planning to carry out comprehensive reforms of its cut tobacco production lines and started two projects relating to production of expanded cut tobacco and alteration of cut tobacco production to further increase its competitiveness. After the completion of the comprehensive reforms, self sufficiency in supply of cut tobacco will be achieved and the present technology situation will be optimized, so as to expand production storage capacity and enhance product quality.

During the year under review, Nanyang Tobacco commenced various works for the certification of ISO9001:2000 quality assurance system. A Quality Handbook and Nanyang Tobacco Management Regulations based on its organizational structure and operating process was prepared, laying an important foundation for perfecting its corporate management.

Bright Dairy

Bright Dairy achieved revenue from principal business of RMB8,206 million (equivalent to approximately HK$8,767 million) and recorded a net profit of RMB213 million (equivalent to approximately HK$228 million), representing an increase of 10.25% and 32.57% respectively over the previous year.

In 2007, Danone Group and Bright Dairy reached an agreement to terminate their business

cooperation while the use of the trademarks "BIO" (碧悠) and "Danone" would be ceased in phases. Accordingly, Danone Group should pay a total of RMB410 million (equivalent to approximately HK$438 million) to Bright Dairy as compensation for Bright Dairy's preliminary investments in the marketing of the relevant products. Compensation of RMB245 million (equivalent to approximately HK$262 million) was recorded in 2007 and the balance will be paid in 2008.

In 2007, Bright Dairy launched several new products to enrich its product series and to fill up the product market after the withdrawal of the "BIO" (碧悠) brand. Of such new products, a new brand of fresh milk product (致優全鮮奶) uses the low temperature ceramic membrane filtering technique, a new technique in Europe and the U.S. and introduced by Bright Dairy from France, which totally overthrows the traditional sterilization of milk by high temperature. In a low temperature status, natural fresh milk is filtered by passing through the ceramic membrane with holes of micrometer diameter. The nutrients of fresh milk including active ingredients and other natural vitamins and minerals can be retained. It is a type of fresh milk in which the nutrients are fully retained.

In October 2007, the Group announced the acquisition of a 10.005% interest in Bright Dairy from Danone Group for a total consideration of RMB477,425,383. The transaction has been approved by relevant government departments in March 2008. Following the acquisition, the Group's shareholdings in Bright Dairy increased from 25.171% to 35.176% and its position as one of the two largest shareholders with the same percentage shareholding in Bright Dairy was maintained. This will enable the Group to be more flexible when considering future strategic moves.

Wing Fat Printing

In 2007, Wing Fat Printing achieved record results with turnover amounting to HK$1,600 million, an increase of 15%, and net profits reaching HK$182 million, an increase of 23%. Wing Fat Printing is among the largest packaging materials printers in Hong Kong and the mainland with nearly 90 years of operating history. It specializes in the printing of packaging materials for quality consumer products with focus on cigarette and alcohol packages. For the year ended 31st December 2007, printing of packaging materials business accounted for approximately 74% overall gross profits.

Wing Fat Printing has established 15 production bases through its subsidiary and associate companies in Hong Kong and various provinces and cities in China. Today, it provides services and supplies products to 12 out of 31 qualified tobacco manufacturers with independent legal person status, and four of the top ten wineries in the mainland. It has also established strategic partnerships with its major packaging materials printing clients in the form of joint ventures. Moreover, through its subsidiary, Hebei Yongxin Paper Co. Ltd. ("Hebei Yongxin Paper"), Wing Fat Printing is also engaged in the business of

containerboard production. Hebei Yongxin Paper is now the largest containerboard manufacturer in northern and northeast China with leading advantages in this regional market. Containerboard production now accounts for approximately 25% of the overall gross profits of Wing Fat Printing.

Looking ahead, Wing Fat Printing will continue to concentrate on its cigarette packages precision printing business, making use of its extensive production network to increase its market share of packaging materials printing business of existing clients, and seek further strategic partnerships by leveraging on merger and acquisition opportunities so as to rapidly increase its share of the cigarettes packaging market.

During the year under review, the Group proposed to spin off Wing Fat Printing for listing on the Main Board of the Stock Exchange of Hong Kong. Such plan was approved by the shareholders at an extraordinary general meeting of the Company. However, due to the volatile market conditions, the Board of Wing Fat Printing decided to postpone the listing plan. Depending on the market situation, further announcements will be made when the company has decided to relaunch the listing plan.

Lianhua Supermarket

Lianhua Supermarket Holdings Co. Ltd. ("Lianhua Supermarket") achieved turnover of RMB18,087 million (equivalent to approximately HK$19,324 million) and operating profits of RMB417 million (equivalent to approximately HK$446 million), representing a growth of 10.0% and 81.81% respectively over the same period last year. Attributable to profit to shareholders amounted to approximately 268 million (equivalent to approximately HK$286 million), a growth of 11.05% over 2006.

As at 31st December 2007, total number of outlets was 3,722, of which 111 were hypermarkets, 1,731 were supermarkets and 1,880 were convenience stores. Total number of franchised outlets reached 2,084, representing 56% of the total number of outlets of the Group. The overall same outlet sales growth of Lianhua Supermarket was significant, posting a growth of 10.45% over 2006, of which, the growth for hypermarkets, supermarkets and convenience stores were 10.6%, 10.8% and 7.1% respectively.

By adapting to the ever-changing consumer demand, the company's supermarket business has successfully transformed to high-end outlets in town centers. While establishing a new image, it had also paved a new road for the continuous development of its traditional supermarket business. In 2007, the company extended the transformation of its business model to middle-to-low-end outlets and obtained encouraging results. After transformation, average daily sales per outlet grew by 27% over last year.

Others

During the year, the sales of Semiconductor Manufacturing International Corporation ("SMIC") increased by 5.76% over the corresponding period of the preceding year to HK$12,088 million. In terms of operation, SMIC's capacity at the end of December 2007 increased to 185,250 8-inch-equivalent wafers per month, and maintaining a high utilization rate of 94%. For 2007, SMIC's wafer shipments and sales increased by 14.6% and 5.8% respectively, over 2006.

In order to mitigate the continuing DRAM pricing erosion, SMIC reduced its DRAM foundry services in the fourth quarter of 2007. SMIC successfully reduced its DRAM shipments by about 22% since the first quarter of 2007, excluding a single large shipment in the fourth quarter of 2007 to clear inventory of discontinued DRAM product lines. SMIC expected DRAM revenue as a portion of total revenue to decrease to below 20% in the first quarter of 2008, with further reductions throughout the remaining of the year. SMIC experienced solid growth in its non-DRAM business. Revenue from non-DRAM business increased by 13.5% to US$1,121 million in 2007, compared to US$988 million in 2006. Gross profit from non-DRAM business saw a 104% year-on-year increase in 2007. As more of its logic customers migrated to more advanced technology process nodes, SMIC's logic sales from 0.13 micron and 90-nanometer technology nodes also significantly increased by 42% over 2006.

In 2007, turnover of Shanghai Information Investment ("Shanghai Information Investment Inc.") increased by 11.1% over the corresponding period of the preceding year. The main investment enterprises under Shanghai Information Investment performed well during the year. Shanghai Information Pipeline Co Ltd achieved relatively rapid growth in newly built pipelines and realized an annual net profit growth of 36.9% over the corresponding period of the preceding year. Dongfang Cable Network Co. Ltd. recorded annual net profits growth of 13.24% over the corresponding period of the preceding year. As at 31st December 2007, "Cableplus" services had 350,000 accumulated subscribers and subscribers of digital television increased to 330,000. 689 km information pipeline was added and 481 buildings were newly added to the pipeline network.

* *Net profit excluding net corporate income.*

PROSPECTS

With an uncertain economic environment in 2008, the global financial markets are expected to remain volatile. The Group will thoroughly study the impacts brought about by changes in both the domestic and foreign markets and enhance the growth and competitiveness of its core businesses based on its established strategy of "Seizing opportunities for major breakthroughs". The Group will also actively participate in the strategic restructuring of

state-owned assets in Shanghai, step up its business efforts in seeking new development and control investment risks so as to create an earnings structure with sustainable growth and better returns for our Shareholders.

On the real estate business, while capitalizing on its unique position with Shanghai background and the resources of its controlling shareholder, the Group will count on the extensive experience of the management in Shanghai's real estates market for the coming years. The Group will also participate in the strategic restructuring of state-owned real estate assets in Shanghai and increase land bank and premier properties in Shanghai and other cities in major provinces with an aim to enhance the overall profitability.

To further expand its toll road business, the Group will actively pursue projects with excellent earnings prospects by expanding toll road operations in Shanghai and other fast-growing provinces. The Group will devote more efforts in its water services projects so as to maximize economies of scale. Endeavours will be made to improve the vehicle's capital structure.

As to the medicine business, the Group will quicken its pace to finalize the establishment of SI Pharmaceutical as a unified investment platform, and continue to adopt Chinese medicine and biomedicine as its principal development directions. Efforts will be devoted to consolidate our distribution network in the PRC, encourage new drug research and development and international cooperation.

On the consumer products business, the Group will focus its efforts in enhancing operational efficiency and profitability and will also leverage on its strong brand position to ensure steady cash flow from an enlarged revenue base.

With stable development in our business segments, the Company will enter a new and encouraging phase of growth.

Lastly, on behalf of the Board of Directors, I wish to thank our Shareholders, financial institutions and business partners for their unswerving support and continued patronage in these years, and extend my sincere gratitude to our management team and staff members for their total dedication and contributions in the development of new business opportunities to the Group.

Cai Lai Xing
Chairman

Hong Kong, 21st April 2008

FINAL DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK43 cents per share (2006: HK30 cents per share) for the year ended 31st December 2007. Subject to approval by the Shareholders at the forthcoming Annual General Meeting to be held on Friday, 30th May 2008, the final dividend will be paid on Tuesday, 10th June 2008 to Shareholders whose names appear on the Register of Members of the Company on Friday, 30th May 2008. Together with the interim dividend of HK37 cents per share (2006: HK22 cents per share), the total dividend for the year amounts to HK80 cents per share (2006: HK52 cents per share). The dividend payout ratio is 40.4% (2006: 40%).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 28th May 2008 to Friday, 30th May 2008, both days inclusive, during which period no transfer of shares will be effected. Notice of Dividend will be dispatched to Shareholders on or about Tuesday, 10th June 2008. In order to qualify for the entitlement of the final dividend and be entitled to attend and vote at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Tuesday, 27th May 2008.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Friday, 30th May 2008 at 3:00 p.m. Notice of the meeting will be despatched to Shareholders on or before 30th April 2008 and will be made available at the Hong Kong Exchanges and Clearing Limited's ("HKEx") *www.hkex.com.hk* and the Company's website *www.sihl.com.hk* accordingly.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the Company's consolidated annual results for the year ended 31st December 2007.

CORPORATE GOVERNANCE

On 19th November 2007, Mr. Zhou Jie replaced Mr. Qu Ding as Executive Director and Executive Deputy CEO of the Company. In accordance with Code Provision A.4.2 set out in the Code on Corporate Governance Practices, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their

appointment.

On 26th November 2007, the Company convened an Extraordinary General Meeting to consider, among others, the proposed spin-off and listing of Wing Fat Printing, a subsidiary of the Company. Pursuant to the above mentioned requirements of the code provisions. Mr. Zhou Jie should be subject to election by Shareholders at such meeting. However, as related notice of the Shareholders' meeting was issued ten days before the approval of the appointment of Mr. Zhou Jie as Director, as a matter of fact, information and resolution related to Mr. Zhou's appointment cannot be added in time to the agenda of such Extraordinary General Meeting, and Mr. Zhou was unable to be subject to election by Shareholders at the first general meeting in accordance with requirements of code provisions. Mr. Zhou will, in accordance with the Company's Articles of Association, retire and eligible for re-election at the forthcoming Annual General Meeting.

Save as disclosed above, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31st December 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE ANNUAL REPORT

The 2007 Annual Report will be despatched to Shareholders on or before Wednesday, 30th April 2008 and will be available at the HKEx's website *www.hkex.com.hk* and the Company's website *www.sihl.com.hk* accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises eight Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER 2007

	Notes	2007 HK$'000	2006 HK$'000
Turnover	*3*	**7,953,798**	6,851.023
Cost of sales		**(4,927,322)**	(4,307,078)
Gross profit		**3,026,476**	2,543,945
Investment income		**596,664**	726,676
Other income		**433,062**	310,815
Distribution costs		**(1,076,602)**	(873,253)
Administrative expenses		**(831,983)**	(792,179)
Other expenses		**-**	(1,900)
Finance costs		**(117,899)**	(104,555)
Share of results of jointly controlled entities		**277,456**	21,152
Share of results of associates		**158,161**	157,215
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		**159,332**	23,842
Impairment losses recognised in respect of goodwill relating to subsidiaries and interest in a jointly controlled entity		**(28,339)**	(32,352)
Discount on acquisition of interest in a subsidiary in a subsidiary		**2,563**	-
Dilution loss on share reform of a subsidiary		**-**	(214,955)
Loss on share reform of an associate		**-**	(27,739)
Profit before taxation		**2,598,891**	1,736,712
Income tax expenses	*4*	**(281,893)**	(236,442)
Profit for the year	*5*	**2,316,998**	1,500,270
Attributable to			
- Equity holders of the Company		**2,007,262**	1,257,778
- Minority interests		**309,736**	242,492
		2,316,998	1,500,270
Dividends	*6*	**686,618**	426,058
Earnings per share	*7*		
- Basic		**HK$1.98**	HK$1.30
- Diluted		**HK$1.97**	HK$1.29

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-Current Assets			
Investment properties		**540,268**	80,570
Property, plant and equipment		**3,547,125**	2,671,797
Prepaid lease payments – non-current portion		**299,995**	251,016
Toll road operating right		**1,821,142**	1,778,596
Other intangible assets		**145,329**	89,659
Goodwill		**1,378,261**	421,825
Interests in jointly controlled entities		**1,498,470**	2,444,993
Interests in associates		**3,828,644**	3,793,890
Available-for-sale investments		**442,208**	197,109
Loans receivables – non-current portion		**3,323**	3,689
Deposits paid on acquisition of property, plant and equipment		**808,526**	664,945
Deposit paid on acquisition of additional interest in an associate		**484,802**	-
Restricted bank deposits		**68,272**	-
Deferred tax assets		**71,796**	28,762
		14,938,161	12,426,851
Current Assets			
Inventories		**12,937,974**	1,216,612
Trade and other receivables	*8*	**2,341,347**	1,513,127
Prepaid lease payments – current portion		**27,367**	7,035
Loan receivables – current portion		**32,051**	-
Financial assets at fair value through profit or loss		**3,136,221**	1,660,111
Tax recoverable		**57,388**	-
Pledged bank deposits		**13,026**	28,560
Short-term bank deposits		**627,040**	674,845
Bank balances and cash		**6,085,544**	6,102,154
		25,257,958	11,202,444
Assets classified as held for sale		**203,887**	28,833
		25,461,845	11,231,277

	Notes	2007 HK$'000	2006 HK$'000
Current Liabilities			
Trade and other payables	9	**5,636,628**	1,535,920
Taxation payable		**388,706**	102,464
Bank and other borrowings		**1,414,450**	614,741
		7,439,784	2,253,125
Net Current Assets		**18,022,061**	8,978,152
		32,960,222	21,405,003
Capital and Reserves			
Share capital		**107,126**	96,850
Share premium and reserves		**22,586,836**	17,408,531
Equity attributable to equity holders of the Company		**22,693,962**	17,505,381
Minority interests		**5,733,627**	2,225,614
Total Equity		**28,427,589**	19,730,995
Non-Current Liabilities			
Bank and other borrowings		**2,207,992**	1,561,962
Deferred tax liabilities		**2,324,641**	112,046
		4,532,633	1,674,008
		32,960,222	21,405,003

Notes:-

(1) STATUTORY FINANCIAL STATEMENTS

The financial information contained in these consolidated accounts does not constitute the Group's statutory financial statements for the year ended 31st December 2007 but is derived from those financial statements.

(2) BASIS OF PREPARATION

These consolidated accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounting policies adopted in the preparation of these accounts are consistent with those used in the 2006 annual accounts except for changes made thereafter in adopting the HKFRS 7 "Financial Instruments: Disclosures" and the Amendment to Hong Kong Accounting Standard ("HKAS") 1 "Presentation of Financial Statements – Capital Disclosures" in 2007. The adoption of both HKFRS 7 and the amendment to HKAS 1 does not have any material financial impact on the Group's results of operations and financial position apart from the additional disclosures in the accounts.

The Group has not early adopted the amendments, new standards and interpretations issued by the HKICPA that are not yet effective for the year ended 31st December 2007.

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values.

(3) SEGMENT INFORMATION BY BUSINESS

In 2007, the Group completed the acquisition of 59% equity interest in Shanghai Urban Development and formed the platform of its real estate business. The Group is currently organised into five operating businesses – real estate, infrastructure facilities, medicine, consumer products and information technology. Segment information about these businesses is presented below:

For the year ended 31st December 2007

	Real estate	Infrastructure facilities	Medicine	Consumer products	Information technology	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER						
External sales	-	338,171	4,322,141	3,293,486	-	7,953,798
Segment results	-	361,549	533,134	743,500	-	1,638,183
Net unallocated corporate income						509,434
Finance costs						(117,899)
Share of results of jointly controlled entities	4,375	(2,379)	39,522	119,976	115,962	277,456
Share of results of associates	-	-	18,313	170,757	(30,909)	158,161
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities						159,332
Impairment loss recognised in respect of goodwill relating to a subsidiary						(28,339)
Discount on acquisition of interest in a subsidiary						2,563
Profit before taxation						2,598,891
Income tax expenses						(281,893)
Profit for the year						2,316,998

For the year ended 31st December 2006

	Infrastructure facilities	Medicine	Consumer products	Information technology	Unallocated	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER						
External sales	276,419	3,729,130	2,845,474	-	-	6,851,023
Segment results	388,249	385,908	565,312	-	-	1,339,469
Net unallocated corporate income						306,561
Finance costs						(104,555)
Share of results of jointly controlled entities	12,785	43,086	23,832	20,080	(78,631)	21,152
Share of results of associates	-	15,440	172,855	(31,080)	-	157,215
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities						23,842
Gain on disposal of available-for-sale investments						268,074
Dilution loss on share reform of a subsidiary						(214,955)
Loss on share reform of an associate						(27,739)
Impairment losses recognised in respect of goodwill relating to a subsidiary and interest in a jointly controlled entity						(32,352)
Profit before taxation						1,736,712
Income tax expenses						(236,442)
Profit for the year						1,500,270

(4) INCOME TAX EXPENSES

	2007	2006
	HK$'000	HK$'000
Current tax		
- Hong Kong	**104,868**	86,106
- Other regions in the PRC	**161,828**	149,696
	266,696	235,802
(Over)underprovision in prior years		
- Hong Kong	**(1,468)**	1,291
- Other regions in the PRC	**1,497**	(971)
	29	320
Deferred taxation		
- Current year	**17,519**	320
- Attributable to a change in tax rate	**(2,351)**	-
	15,168	320
	281,893	236,442

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Company's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

On 16th March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6th December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for certain subsidiaries from 1st January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

(5) PROFIT FOR THE YEAR

	2007	2006
	HK$'000	HK$'000
Profit for the year has been arrived at after charging (crediting):		
Amortisation of toll road operating right (included in cost of sales)	**75,568**	67,335
Amortisation of other intangible assets (included in administrative expenses)	**7,268**	13,861
Depreciation and amortisation of property, plant and equipment	**239,006**	234,786
Release of prepaid lease payments to income statement	**27,145**	6,873
Impairment loss on bad and doubtful debts	**12,641**	53,292
Impairment loss recognised on available-for-sale investments (included in other expenses)	**-**	1,900
Increase in fair value of investment properties	**(10,783)**	(24,861)
Gain on disposal of investment properties	**(5,787)**	-
Gain on disposal of property, plant and equipment	**(4,360)**	(386)
Research and development costs	**37,866**	49,273
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**25,650**	(1,542)
Share of PRC income tax of associates (included in share of results of associates)	**25,678**	10,823

(6) DIVIDENDS

	2007	2006
	HK$'000	HK$'000
Ordinary shares:		
2007 interim dividend of HK37 cents (2006: HK22 cents) per share	**395,900**	213,071
2006 final dividend of HK30 cents (2005: HK22 cents) per share	**290,718**	212,987
	686,618	426,058

A final dividend of HK43 cents per share has been proposed by the Board of Directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

(7) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	2007	2006
	HK$'000	HK$'000
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the Company)	**2,007,262**	1,257,778
Effect of dilutive potential ordinary shares		
- adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	**(707)**	(3,261)
Earnings for the purposes of diluted earnings per share	**2,006,555**	1,254,517

	2007	2006
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,013,132,770**	968,164,208
Effect of dilutive potential ordinary shares - share options	**4,719,136**	1,625,102
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,017,851,906**	969,789,310

(8) TRADE AND OTHER RECEIVABLES

	2007	2006
	HK$'000	HK$'000
Trade receivables	**1,140,103**	982,142
Less: allowance for doubtful debts	**(99,549)**	(86,908)
	1,040,554	895,234
Other receivables	**1,300,793**	617,893
Total trade and other receivables	**2,341,347**	1,513,127

The Group generally allows credit periods ranging from 30 days to 180 days to its trade customers, other than property buyers. For property sales, due to the nature of business, the Group generally grants no credit period to property buyers. An aged analysis of trade receivables net of allowance for doubtful debts, are as follows:

	2007	2006
	HK$'000	HK$'000
Trade receivables:		
Within 30 days	**467,663**	377,371
Within 31 – 60 days	**237,088**	200,436
Within 61 – 90 days	**123,924**	93,395
Within 91 – 180 days	**117,179**	104,554
Within 181 – 365 days	**75,284**	99,781
Over 365 days	**19,416**	19,697
	1,040,554	895,234

(9) **TRADE AND OTHER PAYABLES**

Included in trade and other payables are trade payables of HK$1,108,029,000 (2006: HK$681,779,000) and their aged analysis is as follows:

	2007 HK$'000	2006 HK$'000
Trade payables:		
Within 30 days	787,235	483,708
Within 31 – 60 days	115,920	78,084
Within 61 – 90 days	74,490	29,017
Within 91 – 180 days	59,390	42,482
Within 181 – 365 days	34,759	17,499
Over 365 days	36,235	30,989
	1,108,029	681,779

FINANCIAL REVIEW

I Analysis of Financial Results

1 Turnover

Turnover in 2007 increased by approximately 16.1% over 2006. Driven by organic growth of business, double-digit turnover growth was seen across all business sectors, constituting one of the main reasons for the Group to hit a record high on its results.

The widening and alteration works of Shanghai-Nanjing Expressway has entered a critical stage. However, due to domestic economic growth, traffic flow still increased by 11.4% with daily section flow reaching 70,000 during the year and toll revenue recorded a year-on-year increase of 22.3%.

During the year, there were signs of recovery in the business environment for the pharmaceutical industry, however, development of the medicine business remained uncertain in face of challenges such as the hiking raw material prices and the tightening regulatory environment. Driven by sales growth of our chemical drugs and proprietary Chinese medicines, the Group's medicine business recorded an increase of 15.9% in turnover.

Turnover growth in the consumer products business was mainly attributable to the favorable growth rates in turnover achieved by Nanyang Tobacco and Wing Fat Printing. Turnover growth of Nanyang Tobacco reached 17.0%. Sales of manufacturing and subcontracting cigarette both enjoyed double-digit growth of which sales growth of manufacturing cigarette in duty-free shops and the PRC market has been most remarkable. Driven mainly by sales growth in cigarette and wine box packaging, Wing Fat Printing achieved favorable growth in turnover.

2 Profit Contribution from Each Business

In July 2007, the Group completed the acquisition of a 40% equity interest in Shanghai Urban Development by way of capital contribution, thereupon Shanghai Urban Development has been accounted for as an associated company of the Group. In October, the Group purchased an additional 19% equity interest in Shanghai Urban Development from Xuhui District State-owned Assets Administrative Committee. The transaction was completed by the end of December 2007 whereby Shanghai Urban Development has become a non wholly-owned subsidiary of the Group since the end of 2007 with its financial results being consolidated into the Group's accounts from the beginning of 2008. Since both transactions were completed during the second half of the year, profit contribution of the real estate business for the year has remained modest with the profit mainly contributed from the revaluation gain on investment properties.

Profit from the infrastructure facilities business for the year declined by approximately 42.3% as compared to last year. Such decline was mainly attributable to the inclusion of a profit of approximately HK$243.67 million from the disposal of a 10% equity stake in Shanghai Pudong International Container Terminals Ltd. ("Pudong Container") and a dividend income of approximately HK$38.42 million received therefrom in the profit contribution for last year. Excluding the effect on profit contribution in relation to Pudong Container, the infrastructure facilities business recorded a growth of approximately 6.6% for the year.

The medicine business was still affected by a number of factors including the pressure on product pricing, the hiking raw material cost and the strengthening of regulations on environmental protection. With measures taken by the pharmaceutical entities to increase turnover and control costs, profit contribution increased approximately 7.3% after netting a one-off loss recorded from the share reform last year.

Excluding the one-off loss from Bright Dairy's share reform plan in last year, the consumer product business recorded an increase in profit contribution of 62.5%, including a gain of HK$154.60 million from the disposal of three automobiles and parts entities, an attributable gain of RMB176 million from the disposal of Shanghai Kedi Convenience Store Co., Ltd. by Bright Dairy and reimbursements in relation to the early stage promotion and sales expenses for "BIO" and "Danone" brands of RMB80 million and RMB165 million respectively received under the shareholding reorganization with Danone Asia Pte. Ltd. With regards to operating results, Bright Dairy recorded a decline in operating profit due to a number of unfavorable factors including the surging advertising fees, channel fees and marketing fees. Key driver for the year's operating profit contribution in the consumer product business sector was the profit growth resulted from turnover increase achieved by Nanyang Tobacco and Wing Fat Printing, of which

Nanyang Tobacco recorded an increase of 29.5% in net profit.

Shanghai Information Investment recorded a considerable growth in net asset upon injection by one of its shareholders of certain information and media related assets, which generated a profit of HK$67.48 million for the Group's information technology business. Continuous price drop for DRAM was still a burden on the results of SMIC, which recorded a loss for the year.

3 Profit before Taxation

(1) Gross profit margin

Gross profit margin for the year was 38.1%, representing an increase of approximately one percentage points compared to 37.1% last year. The main reason for the increase in gross profit margin despite the rising costs in general was that sales growth in Nanyang Tobacco and Wing Fat Printing was mainly focused on manufacturing cigarette, cigarette and wine printing and packaging products, which enjoyed higher gross profit margin.

(2) Investment income

The increase in investment income was mainly due to a gain of approximately HK$268.07 million from the disposal of 10% equity interest in Pudong Container and a dividend income of approximately HK$38.42 million received therefrom were booked last year.

(3) Other income

Traffic flow at Shanghai-Nanjing Expressway increased as the domestic economy continued to grow, as a result the toll revenue deficiency compensation in relation to the widening and alteration works received for the year decreased to HK$131.71 million from last year's HK$171.76 million. Nevertheless, benefited from the Renminbi appreciation during the year, the net monetary assets denominated in Renminbi held by the Group recorded an increase in value of approximately HK$147.08 million, resulting in an overall increase in other income as compared to last year.

(4) Share of results of jointly controlled entities

During the year, the Group derived a profit contribution of HK$126.34 million from Huizhong Automotive, which, together with the information and media related assets injected into Shanghai Information Investment by one of its shareholders, resulted in an increase in the Group's net asset value and an accretion gain of HK$67.48 million, thus contributing to a remarkable improvement in the Group's share of profit of its jointly controlled entities.

(5) Share of results of associates

Share of profit of associates for the year remained basically unchanged as compared to last year. Due to continuous price drop for DRAM, our major associate, SMIC still recorded a loss this year. As for Bright Dairy, the decrease in operating profit was offset by the gain on its disposal of Shanghai Kedi Convenience Store Co., Ltd. amounting to RMB176 million as well as the reimbursements in relation to the early stage promotion and sales expenses for "BIO" and "Danone" brands amounting to RMB80 million and RMB165 million respectively received under its shareholding restructuring with Danone Asia Pte. Ltd.

(6) Net gain on disposal of interest in jointly controlled entities and associates

The disposal of three entities engaged in automobiles and parts business was completed during the year, which recorded a disposal gain of HK$154.60 million by the Group.

4 Dividends

The Group adopts a stable growth dividend payout policy. The Board of Directors of the Group has proposed to declare a final dividend of HK43 cents per share, together with an interim dividend of HK37 cents per share, the total dividend amounts to HK80 cents per share for the year. The payout ratio was approximately 40.4%, an increase of 0.4% as compared with the payout ratio of approximately 40.0% in 2006.

II Financial Position of the Group

1 Capital and shareholders' equity

On 16th July 2007, the Group placed 96,900,000 new shares of HK$0.10 each at a price of HK$31.20 per share. Taking into account of such shares, together with the 5,857,000 shares issued pursuant to the exercise of share options by the staff during the year, the total number of shares of the Group in issue increased from 968,504,000 shares as at the end of 2006 to 1,071,261,000 shares as at 31st December 2007.

The Group maintained a sound financial position. During the year, the Group issued additional shares at a premium and reported an operating profit, thereby increasing its shareholders' equity by approximately HK$5,188.58 million to approximately HK$22,693.96 million as at 31st December 2007, after deducting the dividend actually paid during the year.

2 Indebtedness

(1) Borrowings

The Group obtained a five-year term and revolving syndication loan facilities of HK$3 billion last year through a wholly-owned subsidiary, SIHL Finance Limited. This arrangement not only provided re-financing for HK$1.6 billion syndication loans due in April 2007 with a lower interest rate, it also retains stand-by facilities at an attractive interest rate level for the Group.

As at 31st December 2007, the total borrowings of the Group amounted to approximately HK$3,630.49 million (2006: HK$2,186.85 million), of which 64.6% (2006: 83.3%) was an unsecured credit facility.

(2) Pledge of Assets

As at 31st December 2007, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) investment properties with a net book value of approximately HK$125,962,000 (2006: nil);
(b) plant and machinery with a net book value of approximately HK$40,044,000 (2006: HK$22,857,000);
(c) land and buildings with a net book value of approximately HK$258,610,000 (2006: HK$195,494,000);
(d) motor vehicles with a net book value of approximately HK$843,000 (2006: HK$82,000);
(e) properties under development with a net book value of approximately HK$1,584,019,000 (2006: nil);
(f) properties held for sale with a net book value of approximately HK$23,675,000 (2006: nil); and
(g) bank deposit of approximately HK$13,026,000 (2006: HK$560,000).

As at 31st December 2007, the Group had cancelled (31st December 2006: HK$180,322,000) the arrangement for the pledge of certain plant and machinery to an independent third party, which in return provided a guarantee to a bank in respect of a bank loan granted to the Group.

As at 31st December 2007, the Group had also cancelled (31st December 2006: HK$28 million) the arrangement for the pledge of certain time deposits in respect of banking facilities granted to group entities.

(3) Contingent Liabilities

As at 31st December 2007, the Group has given guarantees to banks in respect of banking facilities utilized by an entity controlled by Xuhui SAAC, a jointly controlled entity and associates of approximately HK$1,065.38 million (31st December 2006: HK$64.80 million) in total.

3 Capital Commitments

As at 31st December 2007, the Group had capital commitments mainly contracted for business development and investments in fixed assets of HK$1,984.68 million (31st December 2006: HK$1,275.06 million). The Group had sufficient internal resources to finance its capital expenditures.

4 Bank deposits and short-term investments

As at 31st December 2007, bank balances and short-term investments held by the Group amounted to HK$6,725.61 million (2006: HK$6,805.56 million) and HK$3,136.22 million (2006: HK$1,660.11 million) respectively. The proportions of US dollars, Renminbi and HK dollars were 23%, 64% and 13% (2006: 59%, 29% and 12%) respectively. Short-term investments mainly consisted of investments such as funds, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position. While having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capabilities, the Group is monitoring market situation and seek opportunities to optimize capital structure should needs arise.

For the purposes of the Business Review of this announcement, the exchange rate of HK$1.00 = RMB0.936 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

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